Steven M. Skolnick Partner	One Lowenstein Drive Roseland, New Jersey 07068 T: 973 597 2476 F: 973 597 2477 E: sskolnick@lowenstein.com

February 13, 2018

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Tiffany Piland Posil

Re:	CytoDyn Inc.

Schedule TO-I/A

Filed January 31, 2018

File No. 005-79349

Dear Ms. Posil:

On behalf of CytoDyn Inc. (the “Company”), we are hereby responding to the letter, dated February 6, 2018 (the “Comment Letter”), from Tiffany Piland Posil, Special Counsel, Office of Mergers & Acquisitions of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Schedule TO-I/A, filed on January 31, 2018 (the “Schedule TO-I Amendment”) in connection with the Company’s offer to amend certain warrants of the Company (the “Tender Offer”).

For ease of reference, set forth below in bold are the comments of the staff of the Commission (the “Staff”) with respect to the Schedule TO Amendment, as reflected in the Comment Letter. The Company’s response is set forth below each comment.

The Company has authorized us to respond to the Comment Letter as follows:

General

1.	We note that you have conducted a series of offerings, between November 30, 2017 and January 31, 2018, in which you sold shares of your common stock and warrants to purchase shares of your common stock to certain investors, including directors of the company. We also note that certain of such offerings involved the issuance of warrants to purchase common stock to Paulson Investment Company, LLC in consideration for its services as placement agent in such offerings. For instance, we note that, according to Form 4 filings made on February 2, 2018, it appears that certain directors of your company purchased common stock and warrants to purchase common stock in your January 31, 2018 offering. As another example, according to a Form 8-K filed January 23, 2018, you granted Paulson Investment Company, LLC, the solicitation agent in your current tender offer, warrants to purchase common stock. Please provide a detailed legal analysis as to your compliance with Rule 13e-4(f)(6) and Rule 14e-5 with respect to these offerings.

February 13, 2018

Response to Comment No. 1

The Company respectfully submits that the warrants issued to certain directors of the Company on January 31, 2018 (the “January 31 Warrants”) are, for purposes of Rule 13e-4(f)(6), not subject securities nor the same class of securities as the subject securities of the Company’s Tender Offer. Further, the Company respectfully submits that neither the January 31 Warrants nor the warrants issued to Paulson Investment Company, LLC on January 23, 2018 (“Paulson” and such warrants, the “Placement Agent Warrants”) are, for purposes of Rule 14e-5, subject securities or related securities. Based on the foregoing, the Company believes that its offerings of the January 31 Warrants and the Placement Agent Warrants (as well as all of the warrants issued to Paulson since the commencement of the Company’s Tender Offer) were not prohibited purchases outside of the Tender Offer and fully comply with Rule 13e-4(f)(6) and Rule 14e-5.

Rule 13e-4(f)(6) and Rule 14e-5

Both Rule 13e-4(f)(6) and Rule 14e-5 are intended to prevent the purchase of certain securities by the issuer, or parties related to the issuer, during the course of an issuer tender offer, but differ slightly in their scope and reach. Rule 13e-4(f)(6) prohibits the issuer or any affiliate, until at least ten business days after the date of termination of an issuer tender offer, from purchasing (otherwise than pursuant to the issuer tender offer) “any security which is the subject of the issuer tender offer, or any security of the same class and series, or any right to purchase any such securities.”

Rule 14e-5 provides that, in connection with a tender offer for equity securities, from the time of the announcement of a tender offer until it expires, no “covered person” may directly or indirectly purchase, or arrange to purchase, any “subject securities” or “related securities” except as part of the tender offer. The definition of “covered person” under paragraph (c)(3) of Rule 14e-5 encompasses both the Company’s directors and Paulson, as the solicitation agent in the Tender Offer. “Subject securities” is defined under paragraph (c)(7) by reference to Rule 1000 of Regulation M-A as “the securities or class of securities that are sought to be acquired in the transaction or that are otherwise subject of the transaction.”

Neither the Placement Agent Warrants nor the January 31 Warrants qualify as “subject securities” under either Rule 13e-4(f)(6) or Rule 14e-5. Pursuant to the Company’s Schedule TO-I filed on November 24, 2017 (the “Schedule TO-I”), only the specific warrants enumerated in Exhibit (A)(1)(B) (the “Solicitation Statement”) are subject to the Company’s Tender Offer (the “Original Warrants”). The January 31 Warrants issued on January 31, 2018 are not enumerated in the Solicitation Statement, are not of the same class as the securities included in the Tender Offer and are therefore not subject securities for purposes of Rule 13e-4(f)(6) or Rule 14e-5. The same is true of the Placement Agent Warrants. In fact, with respect to the Placement Agent Warrants, the Company intentionally excluded from the Tender Offer all classes of warrants previously issued to Paulson in consideration for services as placement agent in various prior offerings, due to provisions allowing for cashless exercise.1 Thus, the Placement Agent Warrants are not subject securities for the purposes of Rule 13e-4(f)(6) or Rule 14e-5.

[1]	The purpose of the Tender Offer is to obtain cash proceeds by inducing investors to exercise of warrants. That purpose is not served by allowing warrants to be exercised on a cashless basis at a reduced exercise price. Therefore, all warrants owned by Paulson were excluded from the Tender Offer.

February 13, 2018

Further, the Company believes that neither the Placement Agent Warrants nor the January 31 Warrants are “related securities” under Rule 14e-5. “Related securities” is defined under paragraph (c)(6) of the rule as “securities that are immediately convertible into, exchangeable for or exercisable for subject securities.” The Placement Agent Warrants and the January 31 Warrants are not, and moreover the Company has not issued any securities that are, immediately convertible into, exchangeable for or exercisable for the Original Warrants that are subject securities in the Tender Offer. Thus, the Company does not believe the Placement Agent Warrants or the January 31 Warrants are “related securities.”

Class of Securities

The Company believes that neither the January 31 Warrants nor the Placement Agent Warrants are of the same class, much less the same series, as the subject securities. While the term “class” is not defined specifically for purposes of Rule 13e-4 or Rule 14e-5, it is defined for other purposes under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Section 12(g)(5) of the Exchange Act provides that, for purposes of Section 12(g) of the Exchange Act, the term “class” includes “all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges.”

As several commentators have noted, the Commission has issued limited guidance interpreting the meaning of the definition of “class” in Section 12(g)(5).2 With respect to what constitutes a “class” of derivative securities such as options and warrants, however, the Commission has issued clear guidance in the context of reporting requirements under Exchange Act Section 16. When reporting derivative securities on Form 4 and Form 5, the Commission has made clear that options that have different “economic characteristics (such as exercise price and expiration date) are considered different classes of options.”3 The same reporting principles apply to warrants and other derivative securities with similar characteristics to options.4

The Company submits that, in the absence of any clear guidance from the Commission to the contrary, the same principles should be applied to warrants in the context of Rules 13e-4 and 14e-5. When comparing the economic characteristics of both the Placement Agent Warrants and

[2]	See generally, 1 Louis Loss (late), Joel Seligman & Troy Paredes, Fundamentals of Securities Regulation, § 6.A.3.a (6th ed. 2018 & Cum. Supp. 2011); See also, Peter J. Romeo & Alan L. Dye, Romeo & Dye’s Section 16 Treatise and Reporting Guide §3.04(2)(b) (4th ed. 2012).
[3]	See, Exchange Act Section 16 and Related Rules and Forms Compliance and Disclosure Interpretations (“C&DI”) Question 133.06; See also, Thompson, Hine & Flory (available March 29, 1991).
[4]

Rule 16a-1(c) defines “derivative security” very broadly, encompassing options, warrants, convertible securities, stock appreciation rights, and similar rights that may be exercised for or converted into an equity security or the cash value thereof.

February 13, 2018

the January 31 Warrants to the Original Warrants based upon these principles, it is clear that both the Placement Agent Warrants and the January 31 Warrants should be treated as separate classes of securities from any of the classes of Original Warrants.

The Original Warrants that are subject of the Tender Offer were issued in multiple disparate transactions over a period of over four years, so that the issuance dates of the Original Warrants range from September 2013 to October 2017. Correspondingly, the expiration dates of the Original Warrants range from September 25, 2018 to October 11, 2022. The issuance and exercise dates of the January 31 Warrants and Placement Warrants are different and later than this — January 23, 2018 and 2023 for the Placement Agent Warrants and January 31, 2018 and 2023 for the January 31 Warrants. The exercise prices of the Original Warrants range from $0.50 to $1.35 per share. Again, the Placement Agent Warrants and the January 31 Warrants differ from the Original Warrants, with exercise prices of $0.55 and $0.75, respectively. As a result of this diversity, each class of warrants has different economic characteristics and different fair market values.

The Original Warrants represent 84 unique classes of securities.5 We have estimated fair market values of each class of such warrants according to the Black-Scholes valuation model as of February 9, 2018. 6 The Original Warrants have 84 different Black-Scholes values, which range from $0.0015 to $0.3820. No two classes of warrants within the 84 different classes of warrants comprising the Original Warrants have the exact same Black-Scholes value. These characteristics are very different from the economic characteristics and Black-Scholes values of the January 31 Warrants ($0.2795) and the Placement Agent Warrants ($0.3216). In addition, other differences in non-economic characteristics further distinguish the classes of Original Warrants from each other and from the Placement Agent Warrants and January 31 Warrants, beyond the differences in economic characteristics highlighted above and by the Commission in its guidance — for example, differences in anti-dilution protection, price adjustment provisions, limitations on transferability, notice provisions, and other non-economic rights. With such different characteristics and fair market values, each set of warrants must be considered a different class, as no investor would be indifferent as to which warrant of the 84 classes he received, and the January 31 Warrants and the Placement Agent Warrants are different from all 84. Of course, the Placement Agent Warrants (as

[5]	The Company respectfully advises the Commission that, on the front cover of the Solicitation Statement, it has grouped the various classes of Original Warrants together by price for ease of reading, separately disclosing the ranges of expiration dates for each exercise price category. Besides different issuance and expiration dates, the Original Warrants within any exercise price category have many other non-economic characteristics which differ, in addition to their economic characteristics, depending on the particular form of warrant used for any particular issuance of Original Warrants. Such differences include differences in anti-dilution protection, price adjustment provisions, limitations on transferability, notice provisions, and other non-economic rights.
[6]

The Black-Scholes valuation model values derivative securities based on factors which (other than the exercise price and expiration date) are generally consistent for the Company across all classes of warrants as of any given measurement date. The input factors are: (i) exercise price, (ii) expiration date, (iii) current stock price, (iv) current stock price volatility, (v) risk-free rates of return (based on U.S. Treasury bonds) and (vi) the stock dividend rate for the Company.

February 13, 2018

well as all of the warrants issued to Paulson since the commencement of the Company’s Tender Offer) are further distinguished as a separate class from the Original Warrants and the January 31 Warrants because the Placement Agent Warrants have a cashless exercise feature, and none of the Original Warrants nor the January 31 Warrants permit unlimited cashless exercise.

As the Staff is aware from its initial review of the Schedule TO-I in December 2017, the Company determined to exclude several categories of warrants from the Tender Offer, including among others (i) warrants issued in connection with the Company’s September 15, 2016 registered direct offering to certain institutional investors, and (ii) warrants issued in certain private placement offerings occurring after November 1, 2017. Each category of excluded warrants also had clearly different economic characteristics, due principally to the differences in expiration dates. Such exclusions were only permissible under Rule 13e-4(f)(8) because the excluded warrants constitute separate classes of securities from any of the Original Warrants, on the basis of their different economic characteristics. For similar reasons, the January 31 Warrants and the Placement Agent Warrants constitute separate classes of securities from any of the Original Warrants that are subject of the Tender Offer, and are excludable from the Tender Offer under Rule 13e4-(f) (8).

Based on the Commission’s interpretation of the term “class,” and because the economic characteristics (i.e. exercise price and expiration date) of the January 31 Warrants, the Placement Agent Warrants and the Original Warrants are different, the January 31 Warrants and the Placement Agent Warrants (as well as all of the warrants issued to Paulson since the commencement of the Company’s Tender Offer) should be treated as separate classes of securities from any Original Warrants for purposes of Rule 13e-4(f)(6) and Rule 14e-5.

Policy Considerations

In addition to the fact that the January 31 Warrants and the Placement Agent Warrants are of different classes than the Original Warrants, the Company also respectfully submits that neither the limited acquisitions of securities by the Company’s directors, as minority participants in the January 31, 2018 offering on equal terms to the Company’s other investors, nor the payment by the Company to its Placement Agent for its services, partially in warrants, was in any manner inconsistent with the policy considerations behind Exchange Act Rules 13e-4(f)(6) and 14e-5.

As noted in Securities Act Release No. 6108 (the adopting release for Rule 13e-4), Section 13(e) of the Securities Act empowered the Commission to define manipulative practices with respect to an issuers’ “repurchases of their own securities, whether by tender offer or otherwise, and to adopt means reasonably designed to prevent such acts and practices” (emphasis added). Rule 13e-4 was the Commission’s way of addressing the inflationary effect on share prices of issuers purchasing the subject class of securities in the open market. “The purpose of the prohibition on post-offer purchasing activity is to prevent the issuer from supporting the market at [an] artificial price after the termination of the tender offer.” The adopting release speaks of the ten-day post tender offer period, but the same activities are prohibited during the course of the tender offer itself under Rule 13e-4 for the same reasons.7

[7]	Similar to Rule 13e-4, the proposing release for Rule 10b-13, the predecessor rule to Rule 14e-5, makes clear that the activities sought to be regulated are open market purchases by issuers and their related parties. Nowhere in the releases are primary issuances by the issuer, or purchases directly from the issuer in a primary issuance, discussed as subject to the rule. The rule is focused solely on open market purchases by the issuer and their related parties:

“The purpose of the proposed rule is to require a person making a tender offer to treat the persons responding to the tender offer on substantially the same basis and terms as those accorded to other selling stockholders if he purchases securities in the open market otherwise at a price either higher or lower than that at which the tender offer is made. Where securities are purchased in the open market at a price higher than the tender offer price, it works to the disadvantage of security holders who have deposited their securities and are unable to withdraw them in order to take advantage of the higher market price. Where securities are purchased in the open market at a price lower than the tender offer price, this may result in a reduction in the amount of tendered securities accepted or the rejection of all such securities. The proposed rule would thus safeguard the interests of the persons who have tendered their securities in response to the tender offer.”

See Exchange Act Release No. 34-8391, 1968 WL 87250 (August 30, 1968) (emphasis added).

February 13, 2018

The offering of the January 31 Warrants and the Placement Agent Warrants could not have been expected to impact the trading market for the securities of the Company in the manner that Exchange Act Rules 13e-4(f)(6) and 14e-5 were designed to prohibit. Such purchases were not open market purchases, which might have been expected to support the trading market for the Company’s securities in violation of the rules. First, there is no trading market for the Company’s warrants. Additionally, such purchases were purchases of newly issued securities, in a primary offering directly from the Company, which could only be expected to have the opposite effect from supporting the market price of the Company’s securities, due to the dilutive impact of the issuance of equity securities and the discount to the prevailing market price at which such securities were issued.

Further, Rule 13e-4(f)(6) and Rule 14e-5 seek to bar affiliates and other parties (such as the Placement Agent) related to the issuer from making purchases along with the Company, so that the Company cannot do indirectly, by making purchases from the public through its affiliates or (other parties), what it is prohibited from doing directly.8 The present instance is not a Company repurchase, because the Company and not the public was on the opposite side of these affiliate purchases. In fact, the present instances are Company sales. It is clearly not a situation where the affiliate (or the Placement Agent) is making a purchase that the Company itself could not.

In light of the above, it is difficult to understand how the limited participation of the Company’s directors in the January 31, 2018 offering could result in any of the manipulative outcomes Rule 13e-4 and Rule 14e-5 were intended to prevent.

[8]	As noted in the proposing release for Rule 13e-4, “The Commission believes that purchases by a person in a control relationship with an issuer should not be exempted from substantive tender offer regulation since a tender offer by such a person raises the same potential for fraud, deception, or manipulation as an offer by the issuer itself.” See Exchange Act No. 34-16112, Securities Act of 1933 Release No. 6108, Investment Company Act of 1940 Release No. 10842, 18 SEC DOCKET 67 (August 16, 1979).

February 13, 2018

If you have any questions with respect to the foregoing, please feel free to call me at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick

Steven M. Skolnick